UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

New Frontier Media, Inc.

(Name of Subject Company)

New Frontier Media, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

644398109

(CUSIP Number of Class of Securities)

Alan L. Isaacman
Chairman of the Board
6000 Spine Road, Suite 100

Boulder, Colorado 80301

(303) 444-0900
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

With copies to:

Keith E. Gottfried, Esq. Alston & Bird LLP The Atlantic Building 950 F Street, N.W. Washington, DC 20004-1404 (202) 239-3300	Scott A. Berdan, Esq. Holland & Hart LLP One Boulder Plaza 1800 Broadway, Suite 300 Boulder, CO 80302-5234 (303) 473-2700

☒    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to a planned tender offer by Flynt Broadcast, Inc., a Colorado corporation (“Merger Sub”) and a wholly-owned subsidiary of LFP Broadcasting, LLC, a Delaware limited liability company (“Parent”), to purchase all outstanding shares of common stock, $0.0001 par value per share, of New Frontier Media, Inc., a Colorado corporation (the “Company”), to be commenced pursuant to an Agreement and Plan of Merger, dated as of October 15, 2012, by and among Parent, Merger Sub and the Company (the “Merger Agreement”):

1.               Investor FAQs: Questions and Answers on Proposed Transaction with LFP Broadcasting, LLC posted on the Company’s website on October 17, 2012.

The following are the Investor FAQs posted on the Company’s website on October 17, 2012.

NEW FRONTIER MEDIA, INC.

INVESTOR FAQS

QUESTIONS AND ANSWERS ON PROPOSED TRANSACTION

WITH LFP BROADCASTING, LLC

October 17, 2012

What is the purpose of this communication and posting on the website?

As you may know, on October 15, 2012, New Frontier Media, Inc. (“New Frontier Media”) announced that New Frontier Media has signed a definitive agreement to be acquired by LFP Broadcasting, LLC (“LFP Broadcasting”) for $2.02 per common share in cash up front, or approximately $33 million in the aggregate, plus a contingent cash payment right for each common share. The transaction will be accomplished through an all-cash tender offer and a second-step merger. The purpose of this communication and posting on our website is to provide our shareholders with some initial information pending distribution of the formal documents referred to below.

Who is offering to buy my shares?

LFP Broadcasting is an affiliate of L.F.P., Inc., the company founded and headed up by Larry Flynt.  Through its wholly-owned subsidiary, Flynt Broadcasting, Inc. (“Merger Sub”), LFP Broadcasting will conduct a tender offer to purchase all of the outstanding shares of common stock of New Frontier Media (the “Tender Offer”).

L.F.P. Inc. markets the HUSTLER® brand through a wide range of media properties and licensing initiatives. LFP Broadcasting maintains strong businesses in broadcasting, publishing, retail, internet,

mobile, apparel, novelties, clubs and video, and owns the prominent HUSTLER Casino.  HUSTLER TV, now available in over 55 countries, has exclusive broadcasting rights to a large number of top studios.

What do I need to do now?

There is nothing you need to do prior to receiving a formal document referred to as “The Offer to Purchase.” LFP Broadcasting will commence the Tender Offer no later than October 29, 2012.  Upon that commencement, you will be sent the Offer to Purchase, which will describe the specific procedures you need to follow in order to tender your shares (if you choose to tender). You will also be sent a solicitation / recommendation statement from New Frontier Media that will contain the recommendation of the Board of Directors of New Frontier Media with respect to the transaction and the Tender Offer.  These documents will contain important information and you should read each of them carefully. You will have until the deadline specified in the Offer to Purchase to decide whether to tender your shares of New Frontier Media common stock.  That deadline, assuming that October 29, 2012 is the Tender Offer commencement date, will initially be 12:00 midnight, New York City time, on November 27, 2012, as described below. The deadline for tendering your shares may be extended if conditions to LFP Broadcasting’s obligation to consummate the Tender Offer have not been satisfied as of the initial or subsequently extended deadline.

How much and in what form of payment will LFP Broadcasting offer to pay for the shares of New Frontier Media common stock tendered in the Tender Offer?

LFP Broadcasting has agreed to offer to pay $2.02 per common share in cash up front, net to the seller in cash, without interest and less any required withholding taxes, plus a contingent cash payment right (a “Contingent Payment Right”) for each share of New Frontier Media common stock (the “Offer Consideration”).

What is a Contingent Payment Right and how much is it worth?

A Contingent Payment Right in this transaction is the contractual right to receive a contingent cash payment of up to an additional $.06 per share.  More specifically, pursuant to the Tender Offer, tendering New Frontier Media shareholders will receive a Contingent Payment Right entitling them to an additional $.01 per share for each $162,000 of “Net Available Cash” (as defined in the definitive agreement governing the Tender Offer), in excess of a base amount of $11,514,000, held by New Frontier Media at the expiration of the Tender Offer, up to a total possible additional cash consideration of an additional $.06 per share, if Net Available Cash is $12,486,000 or higher.

It is important to note, however, that New Frontier Media can provide no assurances regarding the amount of Net Available Cash that New Frontier Media will have at the expiration time of the Tender Offer or the amount, if any, that will ultimately be determined to be payable by LFP Broadcasting to tendering shareholders in respect of such Contingent Payment Right pursuant to the Tender Offer.  The Contingent Payment Right may ultimately be determined not to add any additional value to tendering shareholders in the Tender Offer.

How many Shares will LFP Broadcasting offer to purchase in the Tender Offer?

LFP Broadcasting’s offer is to purchase all of the outstanding shares of New Frontier Media’s common stock on the terms and conditions that will be described in tender offer materials, including the Offer to Purchase that will be distributed to all New Frontier Media shareholders following the commencement of the Tender Offer.

Is there an agreement governing the Tender Offer?

Yes. The Tender Offer is governed by an Agreement and Plan of Merger, dated as of October 15, 2012 (the “Merger Agreement”), by and among New Frontier Media, LFP Broadcasting and Merger Sub. The Merger Agreement and related documents, including the form of Contingent Payment Rights Agreement which will govern the Contingent Payment Rights, has been filed as an exhibit to New Frontier Media’s

Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2012.

Why is LFP Broadcasting making the Tender Offer?

LFP Broadcasting will make the Tender Offer as the first step in its acquisition of New Frontier Media. If LFP Broadcasting consummates the Tender Offer, subject to the terms and conditions contained in the Merger Agreement, LFP Broadcasting will be required to complete a merger (the “Merger”) that will result in all shares of New Frontier Media common stock (other than (i) shares of New Frontier Media common stock held by LFP Broadcasting or its subsidiaries (including Merger Sub), and (ii) shares held by holders who elect to exercise appraisal rights under Colorado law) being cancelled and converted into the right to receive Merger consideration (the “Merger Consideration”) in an amount equal to the Offer Consideration (including the amount, if any, ultimately determined to be payable in respect of the Contingent Payment Right),. Upon consummation of the Merger, New Frontier Media will become a wholly-owned subsidiary of LFP Broadcasting.

When will the Tender Offer expire?

The Tender Offer will remain open for 20 business days from the date of commencement, subject to periods of extension if the conditions to the Tender Offer have not been satisfied or waived at the end of any Tender Offer period (subject to the parties’ termination rights under the Merger Agreement). Assuming that the Tender Offer is commenced on October 29, 2012, the Tender Offer would be scheduled to expire at 12:00 midnight, New York City time, on November 27, 2012, unless extended pursuant to the terms of the Merger Agreement and the applicable rules and regulations of the SEC.

If I decide not to tender, how will the Tender Offer affect my shares?

As indicated above, if the Merger is consummated, then shareholders not tendering their shares in the Tender Offer will receive the Merger Consideration, which will be the same amount of cash per share (including the amount, if any, ultimately determined to be payable in respect of the Contingent Payment Right) that they would have received had they tendered their shares in the Tender Offer, subject to any appraisal rights properly exercised under Colorado law. Therefore, if the Merger takes place, the only difference to you between tendering your shares and not tendering your shares is that you may be paid earlier if you tender your shares and that no appraisal rights will be available to you.

What are the most significant conditions to the Tender Offer?

The obligation of LFP Broadcasting to cause Merger Sub to accept for payment and pay for all shares of New Frontier Media’s common stock tendered in the Tender Offer is subject to the satisfaction or waiver of a number of conditions set forth in the Merger Agreement, including:

(i)                         at least a majority of New Frontier Media common shares then outstanding, on a fully-diluted basis, having been validly tendered (and not properly withdrawn from) the Tender Offer;

(ii)                      the absence of a material adverse change with respect to New Frontier Media;

(iii)                   New Frontier Media having not less than $11,514,000 in Net Available Cash at the expiration time of the Tender Offer; and

(iv)                  other customary conditions.

Is the Tender Offer conditioned on the receipt of financing by LFP Broadcasting or Merger Sub?

No. The completion of the Tender Offer is not contingent upon the receipt of financing by LFP Broadcasting or Merger Sub.

Does the Merger require shareholder approval?

The closing of the Merger is subject to, among other conditions, the adoption of the Merger Agreement by holders of a majority of the outstanding shares of New Frontier Media common stock, if such approval required by applicable law. If, following completion of the Tender Offer, however, Merger Sub owns at least 90% of the then outstanding shares of New Frontier Media common stock, the Merger may, under Colorado law, be completed without a meeting of New Frontier Media’s shareholders pursuant to the “short-form merger” provisions of the Colorado Business Corporation Act. In furtherance thereof, Merger Sub may, but is not required to, provide for a “subsequent offering period” in accordance with applicable law following the consummation of the Tender Offer in order to seek additional shares of New Frontier Media common stock to facilitate the consummation of the Merger using such “short-form merger” provisions.

Upon the successful consummation of the Tender Offer, will New Frontier Media continue as a public company?

No. Following the purchase of New Frontier Media shares in the Tender Offer, LFP Broadcasting will seek to consummate the Merger. In the Merger, Merger Sub will merge with and into New Frontier Media and New Frontier Media will continue as a wholly-owned subsidiary of LFP Broadcasting. Following the Merger, New Frontier Media will deregister as a public company and will no longer be publicly owned.

Can I sell my shares in the market rather than sell them in the Tender Offer? And if so, do I still get a price per share equal to the Offer Consideration?

New Frontier Media shareholders may sell shares in the market at any time, subject only to limitations on trading by New Frontier Media insiders who have material non-public information and, for New Frontier Media officers, directors and 10% shareholders, Section 16 reporting requirements. The price you receive will be whatever the trading price is at the time you sell.

Can New Frontier Media shareholders also get shares in LFP Broadcasting instead of cash?

No, LFP Broadcasting will purchase all outstanding New Frontier Media shares for cash, and LFP Broadcasting is privately held.  Accordingly, its shares are not available for purchase on the public market.

When will the transaction be final?

The sale of New Frontier Media to LFP Broadcasting is expected to close sometime in the fourth quarter of 2012.  The exact timing will depend on, among other things, the level and timing of tenders by shareholders in response to the Tender Offer, satisfaction or waiver of the other conditions to the Tender Offer and whether the Merger can be consummated by means of a “short-form merger” as described above.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

The Tender Offer to purchase shares of New Frontier Media common stock referenced in these FAQs has not yet commenced, and no statement in these FAQs should be construed as a recommendation, an offer to purchase or a solicitation of an offer to sell any shares of common stock of New Frontier Media.  The solicitation and the offer to buy shares of New Frontier Media common stock will be made only pursuant to an offer to purchase and related materials that are filed with the SEC by LFP Broadcasting and Merger Sub.

Upon commencement of the Tender Offer, LFP Broadcasting and Merger Sub will file with the SEC a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal and other related documents.  Following commencement of the Tender Offer, New Frontier

Media will file with the SEC a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the Tender Offer.

Shareholders can obtain these documents when they are filed and become available free of charge from the SEC’s website at www.sec.gov. In addition, shareholders will be able to obtain a free copy of these documents (when they become available) from New Frontier Media by contacting Marc Callipari, Chief Legal Officer, New Frontier Media, Inc., 6000 Spine Road, Suite 100, Boulder, Colorado 80301, (303) 444-0900; mcallipari@noof.com.

In connection with the proposed transactions contemplated by the Merger Agreement among LFP Broadcasting, Merger Sub and New Frontier Media, New Frontier Media and its directors, executive officers and other employees may be deemed to be participants in any solicitation of New Frontier Media shareholders in connection with such proposed transactions. Information about New Frontier Media’s directors and executive officers is available in New Frontier Media’s proxy statement for its 2012 annual meeting of shareholders, as filed with the SEC on September 21, 2012 and will be available in New Frontier Media’s solicitation/recommendation statement on Schedule 14D-9.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, forward-looking statements can be identified by words such as “anticipate,” “expect,” “believe,” “plan,” “intend,” “predict,” “will,” “may” and similar terms. Forward-looking statements in this communication include, but are not limited to, statements regarding the anticipated timing of filings relating to the transaction; statements regarding the expected timing of the completion of the transaction; statements regarding the ability to complete the transaction considering the various closing conditions; statements regarding prospective performance and opportunities; any statements of expectation or belief; and any statements of assumptions underlying any of the foregoing. The forward-looking statements contained in this communication related to future results and events are based on New Frontier Media’s current expectations, beliefs and assumptions about its industry and its business. Forward-looking statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Actual results may differ materially from the results discussed in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, uncertainties as to the timing of the tender offer and the merger; uncertainties as to how many of New Frontier Media’s shareholders will tender their stock in the tender offer; the risk of litigation relating to the transaction; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, vendors or other business partners; other business effects, including, but not limited to, the effects of industry, economic or political conditions outside of New Frontier Media’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC by New Frontier Media, including, but not limited to, the solicitation/recommendation statement and merger proxy statement to be filed by New Frontier Media. Investors and shareholders are cautioned not to place undue reliance on these forward-looking statements. Unless required by law, New Frontier Media undertakes no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are also urged to review carefully and consider the various disclosures in New Frontier Media’s SEC periodic and interim reports, including but not limited to its Annual Report on Form 10-K, as amended, for the fiscal year ended March 31, 2012, Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2012 and Current Reports on Form 8-K filed from time to time by New Frontier Media. All forward-looking statements are qualified in their entirety by this cautionary statement.